Mail Stop 0306

January 14, 2005



Via: US Mail and Facsimile to (408) 399-3509


Mr. William R. Walker
Vice President, Finance and Chief Financial Officer
HI/FN, Inc.
750 University Avenue
Los Gatos, CA  95032

	RE:	HI/FN, Inc.
		Form 10-K for the fiscal year ended September 30, 2004
		File No. 000-24765

Dear Mr. Walker:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended September 30, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations - Page 17

Critical Accounting Policies - Page 19
1. We see your critical accounting policy regarding revenue recognition. However, the disclosure merely repeats the policies from your significant accounting policies footnote with little elaboration. Please expand in future filings to describe the specific factors that in your view make it critical. Discuss the nature of estimates and uncertainties about those estimates inherent to your revenue recognition policy, including how you make those estimates. Discuss how different assumptions, methods or conditions might effect your financial statements.

Results of Operations
Net Revenue - Page 21
2. Revise and expand future filings to explain the events and circumstances that caused revenue to increase. For example, discuss whether the increase was attributable to changes in prices, volume, product mix or the introduction of new products or services. For guidance, please see Release No. 33-8350, Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations (December 19, 2003).

Liquidity and Capital Resources - Page 25
3. In future filings expand to describe the reasons for the increases and decreases in the various components of working capital cited as impacting cash flow from operations. In general, when you describe the effects of changes in working capital on cash flow from operations, the reasons for these changes should also be described.
4. As a related matter, we note the significant inventory and accounts receivable balances at September 30, 2004. Please discuss these balances and their related turnover/collection rates on a comparative basis and the reasons for the significant increases in the current year. Also, explain the basis of your conclusions regarding the recoverability of inventory and accounts receivable as of the most recent balance sheet date.




Financial Statements

Note 2. Summary of Significant Accounting Principles and Policies
-
Page 44

Revenue Recognition - Page - 46
5. Explain the nature of any installation or post shipment obligations and how they affect your revenue recognition. Are sales subject to customer acceptance provisions? If so, how does this impact revenue recognition on sales? In this regard, we see that "evaluation boards" are offered to customers. Supplementally explain your accounting and presentation of these demonstration systems.
Tell
us how you determine inventory impairment. We may have additional comments after reviewing your response.
6. Supplementally and in detail, explain the nature of your
product
or products. Do you sell hardware and software separately or together? If together, how do you allocate revenue to these
elements?   Are customers provided with a right to receive
additional
software products free or at a reduced price? Does your fee also cover PCS or other service elements?
7. With respect to contract revenue, please tell us more about your licensing and engineering services arrangements. Describe the significant terms of typical arrangements in sufficient detail so that we can understand the basis for your policies. Revise future filings to explain your revenue recognition, referencing accounting guidance is not sufficient.

Note 8 - Stock Options and Employee Benefits - Page 53

Voluntary Stock Option Exchange - Page 53
8. Supplementally tell us your accounting for the canceling of stock options and issuing new option awards in June 2002. Clarify what you mean by "the voluntary stock exchange was accounted for as a modification of stock option award for purposes of the fair value disclosures." Refer to FIN 44 and EITF 00-23 in your response.

Note 10. Segment and Geographic Information - Page 57
9. SFAS 131 requires disclosure of long-lived assets by geographic area. This disclosure should present tangible assets only and should not include intangibles or investments. See question 22 in the FASB
Staff Implementation Guide to Statement 131. Revise future filings as necessary.



Note 11 - Commitments and Contingencies - Page 58

Guarantees - Page 58
10. We note that you offer warranties and indemnity provisions in agreements with customers. Please revise future filings to provide the disclosures required by paragraphs 13 and 14 of FIN 45 or explain why you do not consider additional disclosures to be necessary. If you believe that the amounts are not material, provide supplemental support for your conclusion.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

 	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.




      You may contact Patrick Enunwaonye, Staff Accountant, at
(202)
824-5529 or me, at (202) 942-1931 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Casico, Accounting Branch Chief, at (202) 942-1791 with any other concerns.


							Sincerely,


							Angela Crane
							Review Accountant
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Mr. William R. Walker
HI/FN Inc.
January 14, 2005
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